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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                SCHEDULE 13E-3
                       Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            SUNDANCE HOMES, INC.
                               (Name of Issuer)

                            SUNDANCE HOMES, INC.
                     (Name of Persons Filing Statement)

                 Common Stock, par value $0.01 per share
                        (Title of Class of Securities)
                                   86724Q106
                     (CUSIP Number of Class of Securities)

                              Maurice Sanderman
                            Sundance Homes, Inc.
                             70 E. Lake Street
                                Suite 1600
                         Chicago, Illinois 60601
     (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement)

                                  Copies to:
                               Lawrence D. Levin
                               Katten Muchin & Zavis
                             525 West Monroe Street
                                  Suite 1600
                             Chicago, Illinois 60607
                                (312) 902-5654

  This statement is filed in connection with (check the appropriate box):

  a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.[ ] The filing of registration statement under the Securities Act of 1933.

  c.[_]   A tender offer.

  d.[_]   None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


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           Transaction                             Amount of Filing Fee
           Valuation(1)
-----------------------------------------------------------------------------
           $ 60,000,000                                 $ 12,000
-----------------------------------------------------------------------------
    [X] Check box if any part of the fee is offset as provided by rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

  Amount Previously Paid: $12,000          Filing Party: Sundance Homes, Inc.
                          ------------                   --------------------
  Schedule: Pres14A                        Date Filed: April 5, 1999
            -----------                                -------------------

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

                                 SCHEDULE 13E-3


                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement relates to Sundance Homes, Inc.'s (the" Company") sale of substantially all of the assets and assumption of certain liabilities of its suburban housing operations, which include substantially all of the assets and certain liabilities of its Suburban Property Division and its Rembrandt Homes Division, to Centex Homes, a Nevada general partnership ("Centex"), pursuant to the Sale and Purchase Agreement dated as of April 2, 1999, a copy of which is attached to the Preliminary Proxy Statement as Appendix A. The sale of substantially all of the Company's suburban assets to Centex is more fully described in the Preliminary Proxy Statement of Sundance Homes, Inc., filed concurrently herewith (the "Preliminary Proxy Statement"), a copy of which is attached hereto as Exhibit (d).

     The cross reference sheet below is being supplied pursuant to General Instruction F of Schedule 13E-3. It identifies the location in the Preliminary Proxy Statement of the information required to be included in response to the items of this Schedule. The information set forth in the Preliminary Proxy Statement, including all Appendices thereto, is expressly incorporated by reference and responses to each item herein are qualified in their entirety by the provisions of the Preliminary Proxy Statement.


                             CROSS REFERENCE SHEET

ITEM IN SCHEDULE 13E-3           WHERE LOCATED IN PRELIMINARY
----------------------           ----------------------------
                                 PROXY STATEMENT
                                 ---------------

Item 1(a)  ..................  +

Item 1(b)-(d)................  "Security Ownership of Principal Shareholders and
                               Management" and "Market for Registrant's Common Equity and Related Stockholder Matters".

Item 1(e)-(f)................  *

Item 2(a)-(g)................  +

Item 3(a)....................  *

Item 3(b)....................  "The Proposed Sale - Background of the Proposed
                               Sale" and "The Sale and Purchase Agreement".

Item 4(a)....................  "The Proposed Sale" and "The Sale and Purchase
                                Agreement".

Item 4(b)....................  "The Proposed Sale - Interest of Certain Persons
                               in the Proposed Sale".

Item 5(a)-(e)................  *

Item 5(f)-(g)................  +

Item 6(a)....................  "The Sale and Purchase Agreement - Purchase
                               Price". Certain other information is included only within this Schedule 13E-3 filing.

Item 6(b)....................  "The Proposed Sale - Expenses and Other Fees".

Item 6(c)(d).................  *

Item 7(a)-(c)................  "The Proposed Sale - Background of the Proposed
                               Sale" and "The Proposed Sale - Sundance's
                               Reasons for the Proposed Sale; Recommendation of the Board of Directors".

Item 7(d)....................  "The Proposed Sale - Use of Proceeds; Plans for
                               Future Operations After the Proposed Sale", "The Proposed Sale - Material Federal Income Tax Consequences", "The Proposed Sale - Accounting Treatment" and "The Sale and Purchase Agreement".

Item 8(a)....................  "The Proposed Sale - Sundance's Reasons for the
                               Proposed Sale; Recommendation of the Board of Directors" and "The Proposed Sale - Interest of Certain Persons in the Proposed Sale". Certain additional information is included only within this Schedule 13E-3 filing.

Item 8(b)....................  "The Proposed Sale - Sundance's
                               Reasons for the Proposed Sale; Recommendation of the Board of Directors" and "The Proposed Sale - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." Certain additional information is included only within this Schedule 13E-3 filing.

Item 8(c)....................  "The Special Meeting - Vote Required; Voting
                               Rights".

Item 8(d)....................  "The Proposed Sale - Background of the Proposed
                               Sale" and "The Proposed Sale - Opinion of
                               Houlihan Lokey Howard & Zukin Financial Advisors, Inc." Certain additional information is included only within this Schedule 13E-3 filing.

Item 8(e)....................  "The Proposed Sale - Background of the Proposed
                               Sale".

Item 8(f)....................  *

Item 9(a)-(c)................  "The Proposed Sale - Background of the Proposed
                               Sale", "The Proposed Sale - Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors" and "The Proposed Sale - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." Certain additional information is included only within this Schedule 13E-3 filing.

Item 10(a)...................  "Security Ownership of Principal Shareholders and
                               Management".


Item 10(b)...................  *

Item 11......................  "The Special Meeting - Intentions and Agreements
                               to Vote".

Item 12(a)-(b)...............  "The Special Meeting - Purpose of the Special
                               Meeting; Recommendation of the Board of
                               Directors", "The Special Meeting - Intentions and Agreements to Vote" and "The Proposed Sale - Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors".

Item 13(a)...................  "The Special Meeting - Dissenters' Rights of
                               Appraisal" and Appendix C to the Preliminary
                               Proxy Statement.

Item 13(b)-(c)...............  *

Item 14(a)(1)-(2)............  "Financial Statements as of September 30, 1998
                               and 1997 and for the Years Ended September 30, 1998, 1997 and 1996" and "Financial Statements (unaudited) as of December 31, 1998 and September 30, 1998 and for the Three Months Ended December 31, 1998 and 1997".

Item 14(a)(3)................  *

Item 14(a)(4)................  +

Item 14(b)(1)................  "Pro Forma Financial Data".

Item 14(b)(2)................  "Pro Forma Financial Data". Certain additional information is included only within this
                               Schedule 13E-3 filing.

Item 14(b)(3)................  *



Item 15(a)...................  "The Special Meeting - Proxy Solicitation and
                               Expenses", "The Proposed Sale - General", "The Sale and Purchase Agreement - Treatment of the Company Employees", "The Sale and Purchase Agreement - Purchased Assets and Assumed Liabilities" and "The Sale and Purchase Agreement--Treatment of Company Employees".

Item 15(b)...................  "The Special Meeting - Proxy Solicitation and
                               Expenses".

Item 16......................  The Preliminary Proxy Statement and each Appendix attached thereto.

Item 17(a)...................  *

Item 17(b)...................  Appendix B to the Preliminary Proxy Statement.

Item 17(c)...................  +

Item 17(d)...................  The Preliminary Proxy Statement in its entirety, including each appendix thereto.

Item 17(e)...................  Appendix C to the Preliminary Proxy Statement.

Item 17(f)...................  *


-----------

*   The Item is inapplicable or the answer thereto is in the negative.

+ The information in response to this item appears only in the Schedule 13E-3 filing.

                                 SCHEDULE 13E-3

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.
----------------------------------------------------------------

     (a) The name of the issuer is Sundance Homes, Inc., which has its principal executive offices at 150 West Center Court, Schaumburg, Illinois 60195.

     (b)-(d) The Company's common stock, par value $.01 per share is the only class of securities of the Company subject to this Rule 13E-3 transaction. The information in the sections of the Preliminary Proxy Statement entitled "Security Ownership of Principal Shareholders and Management" and "Market for Registrant's Common Equity and Related Stockholder Matters" is incorporated by reference herein.

     (e)-(f) Not applicable.

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

     This statement is being filed by the Company, which is the owner of the assets which are the subject of the Rule 13e-3 transaction.

     (a)-(g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.
----------------------------------------------------

     (a) Not applicable.

     (b) The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Background of the Proposed Sale" and "The Sale and Purchase Agreement" is incorporated by reference herein.

ITEM 4. TERMS OF THE TRANSACTIONS.
----------------------------------

     (a) The information in the sections of the Preliminary Proxy Statement entitled "The Sale and Purchase Agreement" and "The Proposed Sale" is incorporated by reference herein.

     (b) The information in the section of the Preliminary Proxy Statement entitled "The Proposed Sale - Interest of Certain Persons in the Proposed Sale" is incorporated by reference herein.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.
------------------------------------------------------

     (a)-(e) Not applicable.

     (f)-(g) The Company as of the beginning of its current fiscal year and currently has fewer than 300 shareholders of record of its common stock, and therefore is eligible to terminate the registration of such securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"). The Company would also be eligible to suspend its reporting obligations pursuant to section 15(d) of the Act if it were to elect to terminate its registration. The Company, however, has no plans at this time to terminate its registration pursuant to Section 12(g)(4) of the Act or to suspend its reporting obligations pursuant to section 15(d) of the Act.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
----------------------------------------------------------

     (a) The information in the section of the Preliminary Proxy Statement entitled "The Sale and Purchase Agreement - Purchase Price" is incorporated by reference herein. There is no financing condition to the closing of the proposed sale and to the best of the Company's knowledge, Centex will raise the necessary funds from its existing revolving credit facility.

     (b) The information in the section of the Preliminary Proxy Statement entitled "The Proposed Sale - Expenses and Other Fees" is incorporated by reference herein.

     (c)-(d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.
------------------------------------------------------

     (a)-(c) The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Background of the Proposed Sale" and "The Proposed Sale - Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors" is incorporated by reference herein.

     (d) The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Use of Proceeds; Plans for Future Operations After the Proposed Sale", "The Proposed Sale - Material Federal Income Tax Consequences", "The Proposed Sale -Accounting Treatment" and "The Sale and Purchase Agreement" is incorporated by reference herein.

ITEM 8. FAIRNESS OF THE TRANSACTION.
------------------------------------

     (a) The information in the section of the Preliminary Proxy Statement entitled "The Proposed Sale - Sundance's Reasons for the Proposed sale; Recommendation of the Board of Directors" is incorporated by reference herein. Maurice Sanderman, Chairman and Chief Executive Officer, abstained from voting on the proposed sale due to the potential personal interest which might result from the consummation of the sale of assets. The information in the section of the Preliminary Proxy Statement entitled "The Proposed Sale - Interest of Certain Persons in the Proposed Sale" is incorporated by reference herein.

     (b) The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors" and "The Proposed Sale - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated by reference herein.

     (c) The approval of two-thirds of all outstanding shares must be received for the proposed transaction to receive shareholder approval regardless of whether such shares are held by an affiliate or a non-affiliate. The information in the section of the Preliminary Proxy Statement entitled "The Special Meeting
- Vote Required; Voting Rights" is incorporated by reference herein.

     (d) The majority of the directors who are not employees of the issuer have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the sale of assets. However, a special committee of the Board of Directors consisting of the non-employee directors along with the Chairman and CEO have retained outside legal counsel to help negotiate the terms of the Sale and Purchase Agreement, and the Company has hired an unaffiliated investment banking firm to render an opinion on the fairness, to the Company, from a financial point of view, of the consideration to be received upon the sale of assets. The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Background of the Proposed Sale" and "The Proposed Sale - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated by reference herein.

     (e) The information in the section of the Preliminary Proxy Statement entitled "The Proposed Sale - Background of the Proposed Sale" is incorporated by reference herein.

     (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.
---------------------------------------------------------------

     (a)-(c) The information in the sections of the Preliminary Proxy Statement entitled "The Proposed Sale - Background of the Proposed Sale", "The Proposed Sale - Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors" and "The Proposed Sale - Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc." is incorporated by reference herein. The Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is attached to the Preliminary Proxy Statement as Appendix B. The opinion is also available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder of the Company or his or her representative who has been so designated in writing. Although Houlihan Lokey Howard & Zukin Financial Advisors, Inc. opined that the consideration to be received for the assets is fair to the Company from a financial point of view, the Company and Centex determined the purchase price through negotiations.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.
----------------------------------------------

     (a) The information in the section of the Preliminary Proxy Statement entitled "Security Ownership of Principal Shareholders and Management" is incorporated by reference herein.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
-------------------------------------------------------------------------------
         SECURITIES.
         -----------

     The information in the section of the Preliminary Proxy Statement entitled "The Special Meeting - Intentions and Agreements to Vote" is incorporated by reference herein.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO
-------------------------------------------------------------------------------
         THE TRANSACTION.
         ----------------

     (a)-(b) The information in the sections of the Preliminary Proxy Statement entitled "The Special Meeting - Purpose of the Special Meeting; Recommendation of the Board of Directors", "The Special Meeting - Intentions and Agreements to Vote", and "The Proposed Sale -Sundance's Reasons for the Proposed Sale; Recommendation of the Board of Directors" is incorporated by reference herein.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.
---------------------------------------------

     (a) The information in the section of the Preliminary Proxy Statement entitled "The Special Meeting - Dissenters' Rights of Appraisal" and Appendix C of the Preliminary Proxy Statement is incorporated by reference herein.

     (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.
-------------------------------

     (a) (1)-(2) The information in the sections of the Preliminary Proxy Statement entitled "Financial Statements as of September 30, 1998 and 1997 and for the Years Ended September 30, 1998, 1997 and 1996" and "Financial Statements (unaudited) as of December 31, 1998 and September 30, 1998 and for the Three Months Ended December 31, 1998 and 1997" is incorporated by reference herein.

     (a) (3) Not applicable.

     (a) (4)

                              As of      As of
                             9/30/98    12/31/98
                             -------    --------
Net Book Value               $20,432     $19,315

Number of shares outstanding   7,809       7,817

Net Book Value per Share     $  2.62     $  2.47

     (b)(1) The information in the section of the Preliminary Proxy Statement entitled "Pro Forma Financial Data" is incorporated by reference herein.

     (b)(2) Not applicable

     (b)(3) The information in the section of the Preliminary Proxy Statement entitled "Pro Forma Financial Data" is incorporated by reference herein.

                                SUNDANCE HOMES
                     PRO FORMA CONSOLIDATED BALANCE SHEET
                              September 30, 1998
                           (Unaudited, In Thousands)

                                                                                   Less:
                                                                                  Suburban
                                                                September 30,    Net Assets     Pro Forma
                                                                     1998         Sold (A)     Adjustments    Pro Forma
                                                                -------------    ----------    -----------    ---------
ASSETS
------
Cash and cash equivalents                                         $  1,947       $      -      $ 58,298 (B)    $   595
                                                                                                (12,000)(C)
                                                                                                 (2,000)(D)
                                                                                                (45,650)(E)

Real estate inventories                                            102,088        (57,574)                      44,514
Prepaid expenses and other assets                                    2,227           (361)        2,000 (D)      3,866
Property and equipment, net                                          4,988         (3,342)                       1,646
                                                                  --------       --------      --------        -------
                                                                  $111,250       $(61,277)     $    648        $50,621
                                                                  ========       ========      ========        =======
LIABILITIES AND SHAREHOLDERS' EQUITY
------------------------------------
Accounts payable and accrued construction liabilities             $ 23,026                     $(12,000)(C)    $11,026
Other accrued expenses                                               2,386                                       2,386
Customer deposits                                                    3,464           (932)                       2,532
Notes payable                                                       55,249         (1,547)      (45,650)(E)      8,052
Secured subordinated notes payable to Principal Shareholder          2,500            -                          2,500
Unsecured subordinated notes payable to Principal Shareholder        4,193            -                          4,193
                                                                  --------       --------      --------        -------
Equity (Deficit)                                                    20,432                         (500)(F)     19,932
                                                                  --------       --------      --------        -------
                                                                  $111,250       $ (2,479)     $(58,150)       $50,621
                                                                  ========       ========      ========        =======

---------------
Adjustments to the pro forma consolidated balance sheet consist of:

(A) Net Suburban assets purchased by buyer.

(B) Net proceeds received from sale of Suburban assets.

(C) Payoff of accounts payable on Work In Process Inventory related to the Suburban assets being sold.

(D) Holdback established with buyer as security for Sundance's, indemnification obligation.

(E) Partial paydown of outstanding line of credit.

(F) Estimated loss on sale of Suburban assets after estimated transaction costs of $542.

                                 Proforma    Proforma
                                  As of       As of
                                 9/30/98     12/31/98
                                 --------    --------
Net Book Value                    $19,932     $18,815

Number of shares outstanding        7,809       7,817

Net Book Value per Share          $  2.55     $  2.41

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.
-----------------------------------------------------------

     (a) The information in the sections of the Preliminary Proxy Statement entitled "The Special Meeting - Proxy Solicitation and Expenses", "The Proposed Sale - General", "The Sale and Purchase Agreement - Purchased Assets and Assumed Liabilities" and "The Sale and Purchase Agreement - Treatment of Company Employees" is incorporated by reference herein.

     (b) The information in the sections of the Preliminary Proxy Statement entitled "The Special Meeting - Proxy Solicitation and Expenses" is incorporated by reference herein.

ITEM 16. ADDITIONAL INFORMATION.
--------------------------------

     The information in the Preliminary Proxy Statement and each Appendix thereto, a copy of which is attached hereto as Exhibit (d) is incorporated by reference herein in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.
------------------------------------------

     (a) Not applicable.

     (b) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

     (c) Voting Agreement, dated April 2, 1999 between Centex and Maurice Sanderman.

     (d) Preliminary Proxy Materials of the Company for the Special Meeting of Shareholders filed with the Securities and Exchange Commission on April 5, 1999.

     (e) Excerpts from the Illinois Business Corporation Act Relating to Dissenters' Rights of Appraisal.

     (f) None.

                                   SIGNATURE

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                            April 5, 1999

                                         SUNDANCE HOMES, INC.


                                              By: /s/ Joseph Atkin
                                                 -----------------------
                                              JOSEPH ATKIN
                                              Chief Financial Officer